Exhibit 99.2

Hello everyone. My name is Gemma from the Art Operations team here at Masterworks. Today we’re excited to bring you xSxoxcxixextxyx xoxfx xRxexaxlxixsxtx xWxaxnxdxexrxexrxsx by the Art World sensation Avery Singer.

Singer, born in New York in 1987, has achieved international art market recognition at an early age. She is currently the youngest artist represented globally by mega gallery Hauser and Wirth.

She is known for creating digitally assisted paintings - Working with 3D modeling programs, and then reproducing the compositions with an airbrush on large-scale canvases.

The work is sometimes humorous and sometimes absurd, with frequent references to both contemporary culture and art history.

Our New offering xS x o x c x i x e x t x y x x o x f x x R x e x a x l x i x s x t x x W x a x n x d x e x r x e x r x s x is a direct re-imagining of the first exhibition of Russian Constructivism in 1921.

In Singer’s composition - Wooden sculptures, resembling music stands, occupy a physical space and take on a figural quality. The strong lighting casts bold shadows that exaggerate depth and cause certain objects to glow. The result is a historical snapshot enhanced and blurred through both digital and human filters.

So why do we like this painting -

Three reasons

One - The annual appreciation of similar artworks by the artist has been measured at an impressive 49.2% based on sales occurring between May 2018, and November 2022.

Reason Two - Similar artworks have achieved prices at auction as high as $5.3 million (in 2022), $4.5 million (in 2021) and $4 million (in 2021), with all three aforementioned outperforming their high presale auction estimates.

Three - This particular work, xSxoxcxixextxyx xoxfx xRxexaxlxixsxtx xWxaxnxdxexrxexrxsx, was chosen as the cover art for the artist’s first monograph, produced in conjunction with her important exhibition, Avery Singer: Pictures Punish Words, at Kunsthalle Zürich from November 2014 to January 2015.

Thank you for watching, and we look forward to bringing you this captivating work by the brilliant Avery Singer.